05036361

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRE Securities LLC
c/o Greenwich Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue, 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mack (212) 744-1549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 24 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/23/2005

AH 3/23/2005

OATH OR AFFIRMATION

I, David Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRE Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITORS' REPORT

To the Members
GRE Securities, LLC

We have audited the accompanying statement of financial condition of GRE Securities, LLC as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GRE Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 14, 2005

GRE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 44,903
Account receivable	6,145
Prepaid expenses	3,013
Fixed assets net of accumulated depreciation of $135	462
Total Assets	$ 54,523
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 33,646
Members' Equity	
Members' equity	20,877
Total Liabilities and Members' Equity	$ 54,523

The accompanying notes are an integral part of these financial statements.

GRE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 – Organization:

GRE Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company was founded in June 2002 under the laws of the state of New York and received its approval from the NASD on April 14, 2003. The Managing Member is Bruce Batkin. The Company provides sales services for private placements. It operates out of the office of one of its members in the New York City metropolitan area.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company records commissions as they are earned based on the completion of services.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful life of the asset.

Income Taxes:

The Company has elected to be treated as a partnership for federal and state purposes. As a result no income taxes are provided as they are the responsibility of the individual members of its Parent. The Company is subject to the New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Related Party Transactions:

The Company records its allocable share of rent and other office expenses it utilizes from one of its members. This expense amounted to $37,555 for the year ended December 31, 2004.

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 5 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2004, the Company had net capital of $11,257, which exceeded its requirement by $6,257.